

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Guangjie Jin
Chief Executive Officer
Q&K International Group Limited
Room 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

> **Re: Q&K International Group Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 9, 2019**
> **CIK No. 0001769256**

Dear Mr. Jin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Form F-1

Prospectus Summary, page 1

1.   We note your response to comment 1 of our letter and the revised disclosure that you typically pay the monthly interest on the rental installment loans and 'provide guarantee or other form of credit enhancement.' We further note the disclosure on page 19 that during 2018 substantially all of your leases were terminated during the rental period covered by the prepayment, including 34.4% terminated within the applicable lock-in period. Please revise to quantify the portion of your leases that were terminated during the rental period covered by the prepayment and clarify what you mean by 'other form of credit

enhancement.' Please revise to state, if true, that you are responsible for the remainder of the loan payment if a renter terminates at any point during the prepayment period, describe any differences if the renter terminates during the lock-in period, clarify when the remainder payment is due to the financial institution and quantify the average security deposit.

2.   We note your response to comment 2 of our letter. Please tell us (i) the percentage of tenants that remain in their rental units through the end of their lock-in period and (ii) the percentage of tenants that remain in their rental units through the end of their lease term. You state on page 2 that tenants, on average, stay 8.5 months, and you further state that 34.4% of your leases were terminated before the expiration of the lock-in period in 2018. Please explain to us this potential discrepancy as 8.5 months appears to be significantly less than the lock-in period.

3.   We note your disclosure on page 3 that rental payment of 63.1% of the rental units offered on our platform had been facilitated by financing solutions. Please clarify whether renters are ever obligated to enter into these rental installment loans in order to rent your units.

Non-GAAP Financial Measure, page 14

4.   We have reviewed your response to comment 3. We continue to be unclear how you determined it was appropriate to adjust for pre-operation expenses, which appear to be normal, recurring cash operating expenses necessary to operate your business, when arriving at Adjusted EBITDA. Please revise future filings to remove this adjustment from your reconciliation. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Summary Operating Data, page 15

5.   We note your response to comment 4. We continue to be unclear how you determined that presenting gross rental value and rental spread margin before any discount for rental prepayments accurately represents the economics of your leasing transactions. Please revise your filing to present such metrics net of rental prepayment discounts.

Risk Factors
Our legal right to lease certain rental apartments..., page 26

6.   We note your response to comment 12 of our letter and the revised disclosure that, according to your counsel, it is 'extremely rare' for a party to be fined for failure to register lease agreements. Please revise to remove this mitigating statement.

Business, page 122

7.   We note your revised tabular disclosure regarding your leases with landlords assumes that landlords do not terminate the lease upon the expiry of the landlord lock-in period. Please revise to provide the percentage of your leases with landlords that are terminated upon the

expiry of the landlord lock-in period.

8.   We note your disclosure on page 140 that 85.6% of your leases as of September 30, 2018 had a lock-in period that exceeds 12 months. Please revise to provide the average lock-in period for your leases. We further note the revised disclosure on page 140 that tenants of 21.5% of these leases are applying for a rental installment loan. Please revise to clarify whether tenants of 21.5% of all of your leases are applying for a rental installment loan and more specifically describe how the rental installment loan impacts the lock-in period of a lease.

9.   We note your response to comment 9 of our letter. We continue to believe that you should disclose the average effective rent per month taking into account tenant concessions. Please revise accordingly.

Consolidated Financial Statements
9. Losses per share, page F-31

10.   We have reviewed your response to comment 19 and your disclosure in Note 7. Please tell us how you determined it was appropriate to reflect the de-recognition of the opening balance of Series C contingent earn-out liabilities of RMB44,856,000 as an adjustment to the numerator. Within your response, please address how you determined this adjustment has a continuing impact. Reference is made to Article 11 of Regulation S-X.

        You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate and
                                                Commodities

cc: Shuang Zhao, Esq.